Exhibit 99.5

Code of Conduct and Ethics Driving Integrity Know it. Speak it. Live it. Magna International

Message from the CEO We all have a duty to review and understand the Code of Conduct and Ethics so that we can act with honesty and integrity in all our business dealings As CEO of this great company, I am very proud of the success we have achieved, the reputation we have built and the credibility we have established. That’s why it’s so important that we all do our part to protect what we have accomplished by ensuring that everyone follows our Code of Conduct and Ethics. Government agencies around the world have increased their attention on legal compliance, and their investigations have a laser focus on the automotive industry – investigations to which Magna has not been immune. We have zero tolerance when it comes to unethical behaviour. We also have zero tolerance for anyone who retaliates against any employee who reports a problem in good faith. As employees, we all have a duty to review and understand the Code of Conduct and Ethics so that we can act with honesty and integrity in all of our business dealings. This is an opportunity for everyone to do their part – to act with integrity and speak up if we see others who don’t. Thank you for driving integrity and contributing to the ongoing success of Magna. Sincerely, Donald J. Walker Chief Executive Officer

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MAGNA INTERNATIONAL | CODE OF CONDUCT & ETHICS

Table of Contents Message from the CEO Introduction to the Code of Conduct and Ethics Why it’s Important to Employees 2 5 Driving Integrity In Business Dealings Conducting Business with Integrity, Fairness and Respect Compliance with Antitrust and Competition Laws Compliance with Anti-Bribery Laws Lobbying / Political Participation 7 7 8 9 Driving Integrity Financial Reporting Improper Securities Trading Public Disclosures Through Transparent Reporting 12 13 13 Driving Integrity Within Our Workplace The Environment and Occupational Health and Safety Protection of Personal Information Respect for Human Rights Diversity and Inclusion 15 15 16 16 Driving Integrity Use of Confidential Information Through Our Actions 19 19 20 21 21 Investments and Corporate Opportunities Self-Dealing and Interacting with Relatives or Friends Outside Positions Gifts, Meals, and Entertainment Driving Integrity Careful Communication The Good Business Line With Good Communication 23 24 Support from Legal Compliance Experts Glossary Terms appearing in colour and italics have been defined in the Glossary. 25 26 1

Introduction It is important that we all understand our obligation to conduct business in a way that is both ethical and consistent with our corporate policies. Today, as the automotive industry continues to become more complex and challenging, it is important that we all understand our obligation to conduct business in a way that is both ethical and consistent with our corporate policies. The core values and business principles of Magna’s Fair Enterprise culture are contained in our Employee’s Charter and Operational Principles, and are reinforced by our Code of Conduct and Ethics. This Code acts as a guide to help us maintain our ethical standards. Magna expects and requires every Magna employee to act in accordance with applicable law and consistent with our core values and business principles. We also expect our suppliers, consultants, independent contractors, agents and other representatives to meet these standards. Violations of this Code will lead to disciplinary action for employees, up to and including dismissal, and may result in termination of our relationship with third parties. This standard applies to how we: • • • • • treat one another in the workplace; manage our environmental responsibilities; engage with competitors; interact with government officials; and protect Magna’s confidential information as well as that of our customers. Each of us is responsible for acting with honesty and integrity, and making the ethical choice all of the time. It is a key part of our job. Magna’s compliance team is committed to providing the necessary training and ongoing support to enable us to succeed in this area. This document is provided as a resource to help guide us through our duties as Magna employees, and it offers topics for ensuring compliance with local and international laws. 2 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

Does the Code of Conduct and Ethics apply to me? Yes. The Code of Conduct and Ethics applies to all employees of Magna International Inc. and all of its operating groups, divisions, joint ventures and other operations globally. It also applies to all of our directors, officers and anyone who acts on Magna’s behalf, such as consultants, independent contractors, agents, and other representatives. What are the consequences if I violate the Code? We are deeply committed to the values of the Code of Conduct and Ethics and will take seriously any failure to uphold these commitments. Violations of the Code will lead to disciplinary action. The type of discipline will depend on the severity of the breach and may include dismissal for cause or good reason in serious cases. The consequences are the same for our suppliers, consultants, independent contractors, agents or other representatives who fail to meet the ethical standards expected of our employees. If the breach is very serious, we may terminate our relationship with the third party. You should also keep in mind that some sections of the Code simply reflect applicable legal requirements. This means that, in some cases, an action that breaches the Code may also violate the law. In these instances, the punishment can include fines or imprisonment. how we treat our employees how we operate in the workplace underlying principles and values Code of Conduct & Ethics Driving Integrity Know It. Speak It. Live It. Please note that the questions and examples provided throughout this document are solely illustrative, do not describe actual events, and are not intended to capture all, or even the most serious, cases which may arise under the Code of Conduct and Ethics. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 3

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Why it’s Important to Employees Our Choices Drive Integrity Life is full of choices, and we make many of them in the blink of an eye, every day. But some choices are much more important than others. And the choices we make as we represent Magna reflect on the company as a whole as well as ourselves. In short, our choices drive integrity. Magna has a Code of Conduct and Ethics to help guide us in making the best choices in the workplace. This Code applies to ALL Magna employees globally, including corporate/group offices, manufacturing divisions and joint ventures. Magna expects all employees to read and understand the Code of Conduct and Ethics and to always act in an ethical and honest way. Making the right choices and following the laws and regulations that govern our business are critically important to our success, now and in the future. What You Can Do Magna is relying on you to help us drive integrity throughout the organization. We are asking you • • To know the Code of Conduct and Ethics and related policies To speak up if you believe a possible violation of the Code of Conduct and Ethics has occured, or have a question about the Code To live the basic principles that make up the Code of Conduct and Ethics, every day • This is what we mean when we say: Know it. Speak it. Live it. Magna’s success depends on our people taking an active role and making sure all of us conduct business in an ethical way. Expectations of Executives / Senior Officers / Managers As leaders of the company, Magna executives, senior officers and managers are expected to set the highest ethical standard for themselves, in turn setting an example for their teams to follow. Magna’s leaders are also expected to be diligent and alert to any potential violations of the Code and report concerns on a timely basis. They must also maintain an environment in which employees can feel comfortable raising compliance concerns. This leadership by example is critical in establishing and maintaining the company-wide standards of behaviour outlined in this Code. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 5

Driving Integrity In Business Dealings 7 7 8 9 Conducting Business with Integrity, Fairness and Respect Compliance with Antitrust and Competition Laws Compliance with Anti-Bribery Laws Lobbying and Political Participation 6 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

Conducting Business with Integrity, Fairness and Respect Our operating philosophy is that all of us, employees and management alike, share in the responsibility to ensure Magna’s success. To live up to this responsibility, we must all act with integrity. This means that we must obey the letter and spirit of laws that apply to us, uphold this Code, and honour our commitments. We must also be fair in our dealings with other employees, customers, suppliers or other stakeholders. It is also essential that we respect others who may have different thoughts and opinions, act with sensitivity and concern toward the cultures and customs of countries in which we operate, and strive to consider our impact on the communities and environments where we conduct business. Compliance with Antitrust and Competition Laws We compete vigorously, but with respect for free and fair competition. As a result, Magna employees are committed to complying with all applicable antitrust and competition laws. We will not engage in any activities that violate these laws such as agreeing with our competitors to fix prices, discounts or terms of sale, limit production, divide markets, coordinate bidding activities or boycott customers or suppliers. Our Policy on Antitrust and Competition provides a more complete explanation on how we uphold this commitment. Q: At Auto Shanghai, I ran into a former sales colleague who now works for a competitor. Over lunch, he asked if we could come up with a joint strategy to deal with a difficult new buyer. I told him I would get back to him. What should I have done? A: While having a casual lunch with a former colleague need not be a problem, any attempt to coordinate strategy with a competitor is strictly prohibited. In such a situation, you should immediately end the conversation about strategy coordination and tell your lunch companion that you do not wish to discuss the topic. You should then promptly inform your manager or a Legal Compliance expert. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 7

Compliance with Anti-Bribery Laws We do not offer or accept bribes or kickbacks, either directly or through third parties. In giving or accepting things of value, we must think about whether doing so could influence a business decision or give others that impression. We must also always ensure that the records of all payments we make are accurate and complete. These obligations apply in all cases, but are especially strict in matters involving government officials. Our commitment to anti-bribery applies, without exception, to all of our operations, no matter what the local laws or cultural practices may be. We also expect any third parties acting on our behalf to uphold this principle. To find out more about our commitment to conducting business free of bribery, see our Policy on Bribery & Improper Payments. Q: In my country, it is common to give government workers a small payment (typically under $100) so that work gets done more quickly. Am I allowed to make these payments under our Code and Policies? A: No. Our Code and Policy on Bribery & Improper Payments prohibit the making of these payments. The type of payment you describe is often referred to as a “facilitation payment” or “grease payment”. Although these payments are legal and common in some countries, they are illegal in many others. Q: A government official who oversees our safety compliance gave me her nephew’s résumé and asked that I consider him for any positions that might be open in my department. I’ve reviewed the resume and he has strong credentials. What should I do? A: You should immediately let your manager or a Legal Compliance expert know about this request. As a qualified applicant, he should be treated the same as other qualified applicants for the position. Requests like this need to be handled with care to ensure that we respect the law and our values while preserving our relationships. 8 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

Lobbying and Political Participation Because laws governing lobbying and political contributions can be very complex and vary greatly across the locations where we do business, we need to approach our lobbying and political participation efforts, including funding and support, with great care. Do not engage in lobbying with any level of government or make political contributions (including monetary donations, goods or services) on Magna’s behalf without written permission from a corporate office representative specifically authorized to handle these issues. For more information, please speak to a Legal Compliance expert or a member of the Government Affairs team or go to the Government Affairs page on MagNET. Q: Magna is having some difficulty in obtaining city council approval for the building design of its new plant. I happen to know one of the city councillors well and would like to invite her to coffee to explain to her why she should support it. Can I do so? A: No. Since this type of meeting with an elected government official would be for the purpose of influencing public decision making, it is likely to constitute lobbying under local law. We should not engage in any act of lobbying without written permission from a corporate office representative specifically authorized to handle these issues. Our operating philosophy is that all of us, employees and management alike, share in the responsibility to ensure Magna’s success. To live up to this responsibility, we must all act with integrity. This means that we must obey the letter and spirit of the laws that apply to us, uphold this Code, and honour our commitments. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 9

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Driving Integrity Through TransparentReporting 12 13 13 Financial Reporting Improper Securities Trading Public Disclosures To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 11

Financial Reporting Magna’s credibility depends on the accuracy of our financial reports and we must follow all applicable laws related to financial reporting. We must also be completely accurate in our financial entries. Q: I work in accounting and recently received a number of large supplier invoices. My boss asked that I record them in the next quarter. She said that doing so would improve our financial results and help our share price. Should I follow her instructions? A: No. Inaccurate dating or delayed reporting of expenses would lead to overstated earnings this quarter, and could affect our financial results. Failure to accurately record all financial information, even if it is done with the intention of helping Magna, is a violation of the Code and generally accepted accounting principles. If your boss is asking you to do this, you should refuse. If you don’t feel comfortable or continue to be pressured by your boss, you must immediately report it to a financial officer at group or corporate office or a Legal Compliance expert. You can also report the issue using the Good Business Line. Our financial controls are designed to ensure the accuracy and timeliness of our reports. We will not tolerate anyone taking any step, or ordering someone else to take any step, to circumvent these controls through false or misleading entries. Doing so is a serious violation of the Code and could also be a criminal offense. 12 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

Improper Securities Trading Our employees may sometimes gain access to confidential information about Magna, our suppliers, competitors, customers or business partners through their work. This inside information, if used by an employee for investment purposes, could give that employee an unfair advantage over other investors. Buying or selling securities, like stocks and bonds, based on inside information is illegal and the penalties can be severe. Therefore, if you have inside information about Magna or another company, you are prohibited from making investments in that company until that information becomes public and investors have had a chance to evaluate it. Employees are also not permitted to share inside information with co-workers or people outside Magna if they are not authorized to receive it. This prohibition extends to sharing inside information with relatives or close friends. There are even more demanding requirements for the directors and officers of Magna and other designated individuals listed in the Policy on Insider Trading and Reporting. These individuals are prohibited from buying or selling Magna securities during certain time periods. Our Policy on Insider Trading and Reporting provides guidance on how to avoid insider trading and improper disclosure. Q: Based on internal reports, I know that Magna’s sales have increased significantly and that our profit this quarter will be higher than anticipated by industry analysts. Can I tell my sister to buy Magna stock before we publicly announce our quarterly earnings? A: No. Using inside information for the benefit of yourself or others, including your family and friends, is contrary to our Code and illegal. Public Disclosures As a public company, Magna has a responsibility to provide full, accurate and timely information in its public documents. We take that responsibility very seriously and strive to follow all applicable laws related to disclosure of our business, operations and financial conditions. To comply with these complex legal requirements, Magna has established a Corporate Disclosure Committee consisting of senior corporate management. Any employee authorized to speak to the media or shareholders, or to make public disclosures of any kind, must comply with applicable securities laws and our Policy on Corporate Disclosure. More details can be found in our Policy on Corporate Disclosure. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 13

Driving Integrity Within Our Workplace 15 15 16 16 The Environment and Occupational Health and Safety Protection of Personal Information Respect for Human Rights Diversity and Inclusion 14 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

The diversity of our employees is a source of strength for our global company. We therefore value and respect people of different backgrounds, capabilities and opinions. The Environment and Occupational Health and Safety It is essential that Magna employees work in safe and clean environments. We seek to be an industry leader in occupational health and safety and environmental responsibility in all our operations. We are committed to meeting or exceeding all health, safety and environmental laws and regulations that apply to us and seek to monitor and review each operation with a goal of continuous improvement. Our commitment to health, safety and the environment is explained in our Employee’s Charter and our Operational Principles and explained in greater detail in our Health, Safety & Environmental Policy. Protection of Personal Information We respect the privacy of our employees and are committed to protecting their personal information. We will collect, use and disclose personal information only for legitimate business or employment purposes or if required by the law. We will also take reasonable steps to protect the confidentiality of personal information we have collected. Q: I work in the Human Resources department at a division. A marketing company recently asked me for the home addresses of all of our employees so that they can send out some valuable information about a new medical clinic. Even though the employees would probably benefit from the information, I turned the marketing company down. Did I do the right thing? A: Yes, you did. Our employees’ home addresses are private information and should only be disclosed for legitimate business and employment reasons, or if required by law. In this case, marketing a service to employees is not an acceptable reason for revealing this personal information. Doing so would violate the Code and may be illegal under local privacy laws. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 15

Respect for Human Rights Respect for the human rights of our employees and other stakeholders is important to our business. We intend to comply with all human rights laws and regulations that apply to us. We provide fair working conditions for our employees and do not tolerate the use of child labour or forced labour in our supply chain. We also expect any supplier or other company that we work with to act ethically and comply with the law. Q: I suspect that one of our suppliers may be using underage workers. What should I do? A: If you suspect that one of our suppliers is using child labour, you must promptly report it to your manager or a Legal Compliance expert. Q: I’m considering promoting someone in our Troy, Michigan, office to a role interfacing with our North American suppliers. While she has all the required qualifications, I’m worried that some of our suppliers might be uncomfortable with her physical disability. Is this a legitimate reason to give someone else the promotion? A: No. We strive to provide equal advancement opportunity to everyone without discrimination on legally protected grounds such as physical disability. If the employee has the right qualifications for the job, you must not deny her the promotion based on her physical disability. Diversity and Inclusion The diversity of our employees is a source of strength for our global company. We therefore value and respect people of different backgrounds, capabilities and opinions. We abide by all applicable labour and employment laws, including those prohibiting discrimination and harassment and those providing for reasonable accommodation of differences. We are committed to providing equal employment and career advancement opportunities to everyone, without discrimination based on sex, race, ethnic background, religion, disability or any other personal characteristic protected by law. 16 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 17

Driving Integrity Through Our Actions 19 19 20 21 21 Use of Confidential Information Investments and Corporate Opportunities Self-Dealing and Interacting with Relatives or Friends Outside Positions Gifts, Meals, Entertainment 18 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

Use of Confidential Information Like any other asset, confidential information, which includes trade secrets and proprietary information relating to us, our customers and suppliers, is a valuable part of our business and we are obligated to safeguard it. Such information should not be shared with anyone outside Magna unless it is required by law or for an authorized business purpose. Q: What can I do to protect Magna’s confidential information? A: There are many steps you can take to help Magna protect its confidential information. You should treat confidential records and information with great care and not leave your electronic devices unattended for long periods, especially during travel or business events. You should also avoid discussing Magna business in public areas, for example on a crowded elevator or airplane. Investments and Corporate Opportunities As Magna employees, we must avoid situations where our personal interests come into conflict with Magna’s interests, or situations which give that impression. Q: I work in engineering and during the course of my work I have come up with a new transmission design that I think could be of interest to a few of our automotive customers. Since I came up with the design, can I market it directly to them? For example, if you discover a business opportunity because of your position, or through the use of Magna’s property or information, you must not take personal advantage of it. You must also refrain from using Magna resources for your personal gain. You must also never be involved in any activity that puts you in competition with Magna. A: No, doing so would violate the Code. Any intellectual property you create as part of your job belongs to Magna. In addition, the design you developed during the course of your employment and using Magna resources provides Magna with a valuable business opportunity. You may not take personal advantage of it without seeking Magna’s approval. Confidential information is a valuable part of our business and we are obligated to safeguard it. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 19

Self-Dealing and Interacting with Relatives or Friends We should not allow our personal interests and relationships to interfere with our work responsibilities. Therefore, it is inappropriate for any of us to directly supervise relatives or close friends, or to be in a direct reporting relationship with them. It is also not appropriate to be in a position to hire, evaluate, provide funding to, or enter into contracts or other business relationships with a relative or close friend, or a business or organization in which either we or our relatives or close friends have a significant interest. Q: I’m a buyer in the purchasing department. My wife was recently hired as the head of sales for one of our suppliers. Is this a conflict? A: Yes. It is likely that your wife’s new role will affect your business judgement or give others that impression. You should therefore approach your supervisor with this information. That way, management can assess the situation and take appropriate measures. Doing so helps Magna, and protects you and your wife from any allegation of improper conduct. Specifically, if your work decisions may be affected, or appear to be affected, by the position or interests of a relative or close friend, or by any significant interest that you or your relatives or close friends have in another business or organization, you must inform a supervisor. You must then comply with any process that may be put in place to ensure all dealings and decisions are made on a fair and transparent basis. 20 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

Outside Positions To help Magna succeed, we must devote our full time and attention to our jobs during working hours. Therefore, you may not accept outside commitments that would reduce the time and attention you can devote to your job. Unless it has been discussed with a supervisor and the necessary authorizations have been obtained, you are prohibited from accepting paid or unpaid positions that might pose a conflict of interest with Magna or give that impression. Gifts,Meals,and Entertainment Our relationship with all of our business partners must be based on integrity and sound business judgment. As a result, if we give or receive gifts or entertainment, we must be careful not to compromise, or appear to compromise, our commitment to fair dealing and to making decisions that benefit Magna. In our business relationships with customers or suppliers, it is acceptable to give or receive business gifts or entertainment as long as they are reasonable, occasional and of modest value. Any gift or entertainment that we provide must be recorded accurately and transparently in our expense reports and Magna’s books and records. Because of increased legal risks, we must all take special care when dealing with government officials. Offering gifts or entertainment to government officials requires written approval from certain authorized persons in Magna. A discussion of the approval needed, as well as additional information about gifts and entertainment can be found in our Policy on Gifts & Entertainment. Q: One of our suppliers has offered to fly me to see my favourite team play in the championship. Is that okay? A: No. Our business decisions must always be motivated solely by Magna’s best interest. Accepting this extravagant gift would give the impression that you may favour that supplier in future sourcing decisions. You may only accept business gifts and entertainment that are reasonable, occasional and modest in value. If you are ever in doubt, check with your General Manager or a Legal Compliance expert. Q: A government auditor who has conducted environmental audits on my division several times over the years is having a child next month. I would like to give him a bottle of whiskey as a present. Would that be permitted? A: Giving a gift or entertainment to a government official requires extra caution and approval from an authorized person. You should speak to your General Manager or a Legal Compliance expert. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 21

Driving Integrity With Good Communication 23 24 Careful Communication The Good Business Line 22 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

Careful Communication We must ensure that what we write and say while on the job and outside of work reflects the integrity and standards expected of us. To protect Magna’s reputation and your own, it is important that all of your written communications be prepared with care and with the understanding that they could one day be made public. While you enjoy freedom of speech and all legal entitlements to communicate on the Internet during non-working hours using your own personal computer systems, you must also be careful not to post to social media material that defames the company, disparages suppliers or customers, reveals trade secrets, or violates Magna’s copyright and patent rights. Additionally, if someone such as a news media reporter, an industry professional or a shareholder asks you to discuss or comment on matters related to Magna, you must refer them to an authorized Magna spokesperson without providing comments. Magna’s Policy on Careful Communication, our Global Email, Internet and Social Media Policy and our External Media Communications Policy are all useful resources for issues concerning communication. Q: I occasionally air out my frustrations with one of our suppliers on my Facebook page, where I have 250 friends. I do this on my own time and my settings are private so that only my friends and family can see these updates. Is that okay? Q: I found some inaccurate information about Magna’s recent financial results in a newspaper article posted online. I would like to leave a comment on the newspaper’s website with the correct information. Should I do so? A: No. Postings on social media do not always remain private. You must refrain from disparaging Magna’s suppliers in any public forum. If your concern about our supplier relates to violations of the Code, you must report it to a supervisor or a Legal Compliance expert, or use the Good Business Line. Other concerns are best addressed by using Magna’s Open Door Process. A: No. You should promptly inform someone in Corporate Communications or Investor Relations about the inaccurate information. If you post about Magna’s business, you are acting as an unauthorized spokesperson for the company. We must ensure that what we write and say while on the job and outside of work reflects the integrity and standards expected of us. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 23

The Good Business Line If you are aware of a violation of this Code, or any related policies, you can always speak to your supervisor or a Legal Compliance expert. You can also contact Magna’s Good Business Line. You can submit a report online at www.magnagbl.com or you can look up the local, toll-free phone number for your country. This service is provided through an independent, outside company and is available 24 hours a day, 365 days a year. Unless otherwise prohibited by law (in which case you will be informed before you make your report), you can report your concerns anonymously. However, please provide sufficient details so your concern can be investigated effectively. You should never hesitate to make a good faith report of a concern about any violations of the Code of Conduct and Ethics. We prohibit anyone from retaliating against an employee who reports genuine concerns in good faith. Retaliation can take many forms and includes being penalized, discharged, demoted, suspended, threatened or harassed. We will not tolerate any such retaliatory actions taken against a person who has reported a genuine concern about a violation of the Code of Conduct and Ethics. Our Policy on Anti-Retaliation provides more information on this issue. Q: I think my supervisor may be violating the Code, but I’m worried that reporting his behaviour may negatively affect my employment. Will Magna protect me if my supervisor finds out I reported his conduct? A: Yes. Our Policy on Anti-Retaliation prohibits your supervisor from taking retaliatory action against you and protects employees like you who make good faith reports about violations of the Code. Q: What happens when I report a violation using the Good Business Line? A: When we receive a report through the Good Business Line, we perform a thorough investigation to determine whether the Code has been violated. We take care to conduct the investigation responsibly and seek help from experts when appropriate. Any report of a Code violation is initially reviewed by our Good Business Line Administrators (made up of Magna’s Chief Compliance Officer, Vice President of Enterprise Risk Management, and at least one member of the Corporate Legal department.) The Administrators determine whether an investigation is needed and whether it should be handled by the corporate office or at the group level. If an investigation is required, it is conducted by a dedicated investigation team. The results of the investigation are reported to the Good Business Line Administrators along with recommendations for corrective and disciplinary actions. 24 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

Support from Legal Compliance Experts If you have any questions or need more information about our Code of Conduct and Ethics, you can contact Magna’s Legal Compliance experts. A list of such experts can be found on magna.com or the Ethics & Legal Compliance page on MagNET. To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 25

Glossary Bribe: Giving or offering to give something of value to someone for his or her personal benefit in order to obtain business or some other advantage. This includes the payment of small sums – sometimes called “facilitation payments” or “grease payments” – to low-level government officials to obtain routine services to which the person would otherwise be entitled. Compliance: Following the letter and spirit of the law, this Code, and all Magna policies. Good faith: With an honest and sincere intention. Government official: An officer or employee of a government, department or agency, any public international agency, or any person acting in any official capacity on behalf of the government, department or public international agency, as well as any other person deemed to be a government official by Magna’s procedures. Inside information: Information not known by investors or the public that, if it was known, would significantly change their view regarding the value of a company, or its stock or bonds. Examples include a significant acquisition or merger, changes in senior management, significant litigation or labour disputes. Kickback: A form of bribe in which a sum of money already paid or due to be paid is returned as a personal reward for fostering a business arrangement. Lobbying: Communications with government officials at any level of government, including individuals elected to public office, staff and employees of government agencies, intended to promote, oppose or otherwise influence decision-making. Relatives or close friends: Includes a spouse, domestic partner, child, parent, grandparent, grandchild, sibling, aunt, uncle, niece, nephew, in-law relative, step/adoptive/foster relationships, an individual related to you who resides in your home, and a friend with whom you socialize outside of work. Thing of value: Can take the form, among many other things, of money, gifts, donations to charity, excessive travel and entertainment expenses, educational expenses, promises of future employment, or shares of a company. Third Party: A person, organization or business operating external to Magna. 26 MAGNA INTERNATIONAL | CODE OF CONDUCT AND ETHICS

Effective Date: May 1, 2016 Last Reviewed: May 1, 2016 Next Review Date: May 1, 2019 Issued by: Ethics and Legal Compliance Approved by: Board of Directors magna.com To report suspected violations of Magna’s Code of Conduct and Ethics, visit The Good Business Line at www.magnagbl.com 27

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